SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: May 1, 2001

THE MONTANA POWER COMPANY

(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 8.

ITEM 5. Other Events.

Financial Results

FIRST QUARTER 2001 COMPARED WITH FIRST QUARTER 2000

Earnings per Share: The Montana Power Company's consolidated basic net income in the first quarter 2001 as compared with the first quarter 2000 doubled, increasing from $0.29 per share to $0.58 per share. Earnings from continuing operations for the first quarter 2001 – consisting of telecommunications, utility, Continental Energy, and other operations – increased $0.35 per share, from $0.14 per share to $0.49 per share. Included in the $0.49 per share earnings is a gain of $0.30 per share from the first quarter 2001 sale of our independent power subsidiary, Continental Energy Services, Inc.

In 2000, we implemented discontinued operations accounting for our coal and former oil and natural gas operations. Earnings from these discontinued operations for the first quarter 2001 were $0.09 per share, a decrease of $0.06 per share compared with first quarter 2000 earnings of $0.15 per share. The decrease resulted from the fourth quarter 2000 sale of our oil and natural gas operations.

Sale of Coal Businesses: On September 15, 2000, our wholly owned subsidiary, Entech, Inc., entered into a Stock Purchase Agreement with Westmoreland Coal Company pursuant to which Westmoreland agreed to purchase the companies comprising our coal businesses. This transaction closed on April 30, 2001, with a purchase price of $138,000,000, subject to post-closing adjustments. Based on the net book value of our coal businesses, we expect to record a gain on the sale of these properties, net of income taxes, in the second quarter 2001.

Status of Pending Sale of Utility Business: We expect the sale of our utility business to NorthWestern Corporation to close in 2001, subject to the approval of our shareholders, regulatory approvals, and other customary closing conditions. Therefore, we cannot provide assurance that this transaction will close or that the terms and conditions will remain unchanged.

We have not implemented discontinued operations accounting with respect to our utility business or Colstrip Unit 4 operations because the sale to NorthWestern requires shareholder approval. We have reflected the results of Colstrip Unit 4 in our continuing operations under "Electric Utility."

In late December 2000, we filed a Preliminary Proxy Statement/Prospectus with the Securities and Exchange Commission (SEC) to request our shareholders to approve, among other matters, the sale of the utility business to NorthWestern Corporation. We expect to file a Definitive Proxy Statement/Prospectus with the SEC in the second quarter 2001.

Continuing Operations – Telecommunications; Utility (including Colstrip Unit 4); Continental Energy

Income from continuing operations before income taxes increased approximately $60,500,000 compared with the first quarter 2000. This increase was due to increases in income of Touch America, the electric and natural gas utility, and the $50,800,000 gain on the February 21, 2001 sale of Continental Energy, which we have classified in "Other income – net."

In the fourth quarter 2000, we began classifying all earnings from our subsidiaries' unconsolidated investments in "Other income – net." We previously reported these earnings separately in revenues under "Earnings from unconsolidated investments." We have reclassified all amounts from prior periods to reflect this change.

Telecommunications Operations

Income from our telecommunications operations nearly doubled compared with the first quarter 2000, increasing to $13,100,000 from $6,700,000.

Revenues: Telecommunications revenues for the first quarter 2001 compared to the same period in 2000 increased approximately $119,700,000, from $24,700,000 to $144,400,000, primarily due to the June 30, 2000 acquisition of wholesale, private-line, long-distance, and other telecommunications customers in former U S WEST's fourteen-state region. The growth occurred principally in the following areas:

- Network services revenues, which include wholesale and dedicated business line revenues, increased approximately $84,400,000, to $98,900,000 as compared with $14,500,000 for the first quarter 2000.

- Retail sales revenues, which include commercial and consumer long-distance revenues, increased approximately $31,300,000, to $37,900,000 as compared with $6,600,000 for the first quarter 2000.

- Increased revenues of approximately $2,500,000 associated with infrastructure investments for a Personal Communications Services joint venture for which Touch America provided equipment and engineering and construction services.

Expenses: Telecommunications expenses for the first quarter 2001 compared to the same period in 2000 increased approximately $113,300,000, from $18,000,000 to $131,300,000, primarily due to the June 30, 2000 acquisition mentioned above. The increases were as follows:

- Operations and maintenance (O&M) expenses increased approximately $88,000,000 due primarily to higher off-network charges for access to other telecommunications companies' systems to carry the increased traffic discussed above.

- Selling, general, and administrative (SG&A) expenses increased approximately $15,200,000 as a result of customer growth and the increased costs of expanding Touch America's infrastructure and our sales and marketing efforts.

- Depreciation and amortization expense and taxes other than income taxes increased approximately $10,100,000 mainly due to continuing expansion of our fiber optic network and additional assets acquired in 2000.

Utility Operations

Electric Utility (including Colstrip Unit 4)

Income from electric utility operations increased approximately $800,000, or 7 percent compared to 2000.

Revenues: Revenues during the first quarter increased approximately $53,100,000 mainly because of increased general business revenues, sales of excess purchased power, and revenues from a swap instrument used to mitigate the losses incurred on a long-term power supply agreement.

Expenses: Overall expenses increased approximately $52,300,000 primarily because of a higher average price for wholesale power under a purchase contract that we use mainly to supply electric energy to an industrial customer under a long-term power supply agreement.

Regulatory: Montana's Electric Industry Restructuring and Customer Choice Act (Electric Act) established a rate moratorium for all electric customers pursuant to which transmission and distribution rates could not be increased until July 1, 2000. In August 2000, with the expiration of the Electric Act's rate moratorium, we filed a combined request for increased electric and natural gas rates with the Montana Public Service Commission (PSC). We requested increased annual electric transmission and distribution revenues of approximately $38,500,000, with a proposed interim annual increase of approximately $24,900,000. On November 28, 2000, the PSC granted us an interim electric rate increase of approximately $14,500,000, with hearings on this submission beginning in January 2001. We expect a decision from the PSC on this matter during the second quarter 2001.

The Montana Legislature recently passed several laws addressing Montana's energy situation, including House Bill 474, a bill important to us as the default supplier, requiring the PSC to use a cost-recovery mechanism that ensures all prudently incurred electric energy supply costs of the default supplier are fully recoverable in rates. That bill also extends the transition period, and our default supply obligation, through June 30, 2007.

Natural Gas Utility

Income from operations increased approximately $7,200,000, or 60 percent compared to 2000. Revenues increased approximately $12,900,000 mainly because of increased rates and a weather-related increase in volumes sold.   Expenses increased approximately $5,700,000 principally because of increased gas supply costs, partially offset by the amortization of a regulatory liability of approximately $32,500,000 associated with the sale of gathering and production properties previously in the natural gas utility's rate base. In February 2001, we began refunding this amount, on a basis proportionate to our customers' bills, over a one-year period.

Regulatory: In August 2000, we filed a combined request for increased natural gas and electric rates with the PSC. We requested increased annual natural gas revenues of approximately $12,000,000, with a proposed interim annual increase of approximately $6,000,000. On November 28, 2000, the PSC granted us an interim natural gas rate increase of approximately $5,300,000, with hearings on this submission beginning in January 2001. We expect a decision from the PSC during the second quarter 2001.

In January 2001, we submitted to the PSC an Annual Gas Cost Tracker requesting an increase of approximately $51,000,000. At that time, we also submitted a Compliance Filing for approximately $32,500,000 associated with the sale of gathering and production properties previously in the natural gas utility's rate base, as discussed above. As a result, effective February 1, 2001, we began collecting a net amount of approximately $18,500,000 in revenues over a one-year period.

Continental Energy

We sold Continental Energy on February 21, 2001.

Other Operations

We have reclassified into these operations all general corporate overhead expenses associated with, but not directly attributable to, our discontinued coal and former oil and natural gas operations. Losses from other operations decreased approximately $2,800,000, from a loss of $4,300,000 in 2000 to a loss of $1,500,000 in 2001, primarily because of decreases in these reclassified general corporate overhead expenses.

Interest Expense and Other Income

Interest expense decreased approximately $2,600,000 principally because of the net retirement of long-term debt in the first half of 2000.

Other income – net increased approximately $41,100,000 principally because of the pretax gain of approximately $50,800,000 on the February 21, 2001 sale of Continental Energy, partially offset by two items. The first item was a decrease in interest income of approximately $4,500,000 due to less cash available for investing. During the first quarter 2000, we had cash from the sale of the electric generating assets and the restructured contract with the Los Angeles Department of Water & Power. The second item was a decrease in earnings from unconsolidated telecommunications investments of approximately $4,100,000.

Discontinued Operations – Coal and Former Oil and Natural Gas/Exhibit 99c

We have accounted for our coal and former oil and natural gas operations as discontinued operations. We have separately reported the income from our discontinued operations for the quarters ended March 31, 2001 and 2000. Income from these discontinued operations, net of income taxes, decreased approximately $5,900,000 compared to the first quarter 2000.

Coal

Income from our discontinued coal operations increased approximately $800,000 because lower revenues were more than offset by decreases in SG&A expense and taxes other than income taxes.

Former Oil and Natural Gas

We sold our former oil and natural gas operations on October 31, 2000.

ADDITIONAL INFORMATION

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. See Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

For comparative purposes, the following table shows the breakdown of consolidated basic net income per share:

	Quarter Ended March 31,	
	2001	2000
Continuing Operations	$ 0.49	$ 0.14
Discontinued Operations	0.09	0.15
Consolidated	$ 0.58	$ 0.29

ITEM 7. Financial Statements and Exhibits.

Exhibit

99a   Preliminary Consolidated Statement of Income for the Quarters Ended
        March 31, 2001 and 2000.

99b   Preliminary Continuing Operations Schedule of Revenues and Expenses
        for the Quarters Ended March 31, 2001 and 2000.

99c   Preliminary Discontinued Operations Listing of Income for the
        Quarters Ended March 31, 2001 and 2000.


SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned thereunto duly authorized.

                                        THE MONTANA POWER COMPANY
                                              (Registrant)

                                  By   /s/ J.P. Pederson
                                        J.P. Pederson
                                        Vice Chairman and Chief
                                          Financial Officer

Dated: May 1, 2001


7


Exhibit Index

Exhibit 99a

THE MONTANA POWER COMPANY AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF INCOME

	Quarter Ended March 31, 2001	Quarter Ended March 31, 2000
	(Thousands of Dollars) (except per-share amounts)	
REVENUES	$ 379,227	$ 196,100
EXPENSES:		
Operations and maintenance	255,426	107,269
Selling, general, and administrative	38,284	30,549
Taxes other than income taxes	18,955	16,238
Depreciation and amortization	24,025	16,329
	336,690	170,385
INCOME FROM CONTINUING OPERATIONS	42,537	25,715
INTEREST EXPENSE AND OTHER INCOME:		
Interest	8,366	11,014
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust	1,373	1,373
Other income - net	(54,911)	(13,846)
	(45,172)	(1,459)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	87,709	27,174
INCOME TAXES	35,996	11,143
INCOME FROM CONTINUING OPERATIONS	51,713	16,031
DISCONTINUED OPERATIONS:		
Income from discontinued coal operations, net of income taxes	9,372	8,567
Income from discontinued former oil and natural gas operations, net of income taxes	-	6,681
INCOME FROM DISCONTINUED OPERATIONS	9,372	15,248
NET INCOME	61,085	31,279
DIVIDENDS ON PREFERRED STOCK	923	923
NET INCOME AVAILABLE FOR COMMON STOCK	$ 60,162	$ 30,356
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC (000)	103,753	105,552
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 0.58	$ 0.29
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED (000)	103,843	107,041
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 0.58	$ 0.28

PRELIMINARY CONTINUING OPERATIONS

| | Quarter Ended March 31, | |
	2001	2000
	(Thousands of Dollars)	

TELECOMMUNICATIONS:

REVENUES:
Revenues	$ 144,440	$ 24,360
Intersegment revenues	–	308
	144,440	24,668

EXPENSES:
Operations and maintenance	97,584	9,558
Selling, general, and administrative	19,208	3,962
Taxes other than income taxes	4,768	2,068
Depreciation and amortization	9,779	2,374
	131,339	17,962

| INCOME FROM TELECOMMUNICATIONS OPERATIONS............... | 13,101 | 6,706 |

UTILITY AND COLSTRIP UNIT 4:

ELECTRIC UTILITY AND COLSTRIP UNIT 4 OPERATIONS:

REVENUES:
Revenues	173,639	118,990
Intersegment revenues	202	1,770
	173,841	120,760

EXPENSES:
Power supply	112,441	62,541
Transmission and distribution	12,320	11,103
Selling, general, and administrative	14,789	15,291
Taxes other than income taxes	10,732	10,361
Depreciation and amortization	11,160	9,855
	161,442	109,151

| INCOME FROM ELECTRIC UTILITY AND COLSTRIP UNIT 4 OPERATIONS....................................... | 12,399 | 11,609 |

NATURAL GAS UTILITY:

REVENUES:
Revenues (other than gas supply cost revenues)...............................	28,482	29,467
Gas supply cost revenues	29,163	15,327
Intersegment revenues	141	111
	57,786	44,905

EXPENSES:
Gas supply costs	29,163	15,327
Other production, gathering, and exploration	445	658
Transmission and distribution	3,517	3,623
Selling, general, and administrative	(803)	7,145
Taxes other than income taxes	3,451	3,732
Depreciation and amortization	2,762	2,368
	38,535	32,853

| INCOME FROM NATURAL GAS UTILITY OPERATIONS .... | 19,251 | 12,052 |

PRELIMINARY CONTINUING OPERATIONS (continued)

	Quarter Ended March 31,	
	2001	2000
	(Thousands of Dollars)	

CONTINENTAL ENERGY:

REVENUES:
Revenues	$ 143	$ 250

EXPENSES:
Operations and maintenance	1	2
Selling, general, and administrative	878	455
Taxes other than income taxes	(7)	–
Depreciation and amortization	2	172
	874	629

LOSS FROM CONTINENTAL ENERGY OPERATIONS................	(731)	(379)

OTHER OPERATIONS:

REVENUES:
Revenues	$ 3,360	$ 7,706
Intersegment revenues	131	264
	3,491	7,970

EXPENSES:
Operations and maintenance	429	6,910
Selling, general, and administrative	4,212	3,696
Taxes other than income taxes	11	77
Depreciation and amortization	322	1,560
	4,974	12,243

LOSS FROM OTHER OPERATIONS............................	(1,483)	(4,273)

INTEREST EXPENSE AND OTHER INCOME:
Interest	8,366	11,014
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust..	1,373	1,373
Other income – net	(54,911)	(13,846)
	(45,172)	(1,459)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES...	87,709	27,174
INCOME TAXES...	35,996	11,143
NET INCOME FROM CONTINUING OPERATIONS..................	51,713	16,031
DIVIDENDS ON PREFERRED STOCK..........................	923	923
NET INCOME FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK	$ 50,790	$ 15,108

Exhibit 99c

PRELIMINARY DISCONTINUED OPERATIONS

	Quarter Ended March 31, 2001	Quarter Ended March 31, 2000
	(Thousands of Dollars)	
DISCONTINUED OPERATIONS:		
Income from discontinued coal operations, net of income taxes......................................	$ 9,372	$ 8,567
Income from discontinued former oil and natural gas operations, net of income taxes....................	-	6,681
NET INCOME FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK	$ 9,372	$ 15,248